Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

1 September 2007

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.

Cue Energy Resources Limited

PRESENTATION
GOOD OIL CONFERENCE
5 SEPTEMBER 2007

CORPORATE UPDATE

CUE ENERGY STATISTICS

Cue Energy Resources Limited

20 Largest Shareholders Update

Shareholder	Ordinary Shares	%
Todd Petroleum Mining Company Limited	135,919,429	21.63%
Octanex NL	36,380,140	5.79%
UOB Kay Hian Private Limited	34,646,717	5.51%
HSBC Custody Nominees (Australia) Limited	28,658,182	4.56%
Todd Tasman Oil Ltd	21,600,000	3.44%
ANZ Nominees Limited	17,675,535	2.81%
Berne No 132 Nominees Pty Ltd	12,989,997	2.07%
Portfolio Securities Pty Ltd	10,737,130	1.71%
JP Morgan Nominees Australia Limited	7,055,874	1.12%
CIMB-GK Securities Pte Ltd	6,469,747	1.03%
Bronwyn Beder & Colin MacEwan	6,000,000	0.96%
Ernest Geoffrey Albers	5,302,140	0.84%
National Nominees Limited	4,648,000	0.74%
DBS Vickers Securities (Singapore) Pte Ltd	4,100,000	0.65%
Trust Company of Australia Ltd	3,230,000	0.53%
Citicorp Nominees Pty Limited	3,034,473	0.51%
Michael Craft Pty Ltd	3,000,000	0.48%
USB Nominees	2,853,182	0.45%
SCFI Pty Ltd	2,760,000	0.44%
Cogent Nominees Pty Limited	2,614,000	0.42%

Shareholders	**5,600**
Listings	**Australia/PNG**
Ordinary Shares	**628.2 Million**
Top 20 Shareholders	**349.6 Million Shares**
Market Capitalisation @ A0.24 cents	**A$150 Million**
Cash at 31 July 2007	**A$10 Million**
Project Loan Facility	**US$20 Million**
Australian Registered Company	
Employees	**6**
Share Volume last 3 months	**4.3 million per day**

... top 20 shareholders = 55.71%

... cash in bank

Cue

Cue Energy Resources Limited

DIRECTORS & EXECUTIVES

NON EXECUTIVE CHAIRMAN

Richard Tweedie LL.B — MD Todd Energy NZ – 25% of shares

NON EXECUTIVE DIRECTORS

Geoffrey Albers LL.B — Founder – 7.7% of shares

Leon Musca LL.B — Lawyer – 1.6% of shares

CHIEF EXECUTIVE OFFICER

Bob Coppin B Sc (Hons) — 40 years experience, oil & gas; Joined Cue 1994

CHIEF FINANCIAL OFFICER

Andrew Knox B Com — 24 years experience, oil & gas; Joined Cue 1994

... very experienced team

CORPORATE PLAN

Cue Energy Resources Limited

... Australasian & SE Asian Focus

To develop a highly valued E & P company with market capitalization greater than A$500 million

EXPLORATION

Quality areas near production

▲

APPRAISAL

Jerek - oil

Manaia - oil

Barikewa, Kimu - gas

▲

DEVELOPMENT

Oyong Field – oil/gas

Wortel Field – gas

Maari Field – oil

▲

PRODUCTION

SE Gobe oil provides base income

... balanced portfolio

Cue Energy Resources Limited

CUE HYDROCARBON INVENTORY

...Large future gas potential

GAS RESOURCES



97 BCF
Kimu
(PNG)
(Indonesia)
Oyong
(Indonesia)
4 BCF
SE Gobe
(PNG)
120 BCF
(PNG)

OIL RESERVES



0.24 mmbls (2P)
SE Gobe
(PNG)
0.75 mmbls (2P*)
Oyong
(Indonesia)
2.5 mmbls (2P)
Maari
(New Zealand)

* Cue estimate after government take

... drives cash flow increase

Cue Energy Resources Limited

NET OIL PRODUCTION FORECAST



□SE Gobe# ■Oyong¤ □Maari#
... gas production 2009 onwards
Barrels of Oil Per Year X 1000
900
800
700
600
500
400
300
200
100
0
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
Barrels of Oil Per Day
1500
1000
500

Cue estimate
¤ Cue entitlement estimate (after government take)

... substantial cash flow increase 2007 onwards

Cue Energy Resources Limited

NET GAS PRODUCTION FORECAST



Oyong Gas
Wortel Gas
Billion Cubic Feet Per Year
Barrels of Oil Equivalent Per Year X 1000
0
1
2
3
4
5
6
7
250
500
750
1000
2009
2010
2011
2012
2013
2014

¤ Cue entitlement estimate after government take, using contract and estimated gas prices.

... added cashflow

Cue Energy Resources Limited

PROJECT UPDATES

JOINT VENTURE INTERESTS

Cue Energy Resources Limited



MALAYSIA
INDONESIA
IRIAN JAYA
PNG
PORT MORESBY
DARWIN
N.T.
QLD
W.A.
S.A.
N.S.W.
VIC
TAS
BRISBANE
SYDNEY
CANBERRA
MELBOURNE
ADELAIDE
PERTH
HOBART
Gobe Development
PDL 3
SHP 40.149650%
Oil Search 36.35974%
*Santos 15.921718%
Cue 5.568892%
(SE Gobe Unit 3.285651%)
PRG 2.0%
PPL 190
*Oil Search 62.556%
Murray 26.497%
Cue 10.947%
PRL 9
* Santos 42.553%
Oil Search 42.553%
Cue 14.894%
PRL 8
*OilSearch 60.71%
Mosaic 28.57%
Cue 10.72%
Sampang PSC
* Santos 45%
SPC 40%
Cue 15%
AC/RL7
*Coogee 80%
Cue 20%
WA389-P
*Cue 100%
WA359-P
*Cue 50%
Exoil 50%
WA360-P, 361-P
*Cue 50%
Gascorp 50%
* Operator
T/37P, T/38P
* Cue 50%
Exoil 50%
PMP 38160
*OMV 69%
Todd 16%
Horizon 10%
Cue 5%

PAPUA NEW GUINEA



Cue Energy Resources Limited
PNG
NT
QLD
HIDES GAS FIELD
MORAN OIL FIELD
AGOGO OIL FIELD
HEDINIA/ IAGIFU OIL FIELD
GOBE, SE GOBE OIL FIELDS
PPL 190
KIMU GAS FIELD
Foreland
PDL 3
PRL 9
Fold Belt
PRL 8
BARIKEWA GAS FIELD
KUTUBU PIPELINE
KUMUL MARINE TERMINAL
Possible Pipeline
To Port Moresby
CUE ACREAGE
PNG to Queensland
0
50
KILOMETRES
Madang
Goroka
Mt Hagen
Kerema
Port Moresby

PAPUA NEW GUINEA

SOUTH EAST GOBE FIELD

Cue Energy Resources Limited


PPL190
Makas
PPL219
Gobe Main Field
Wasuma
South East Gobe Field
PDL4
PPL206
PDL3
PDL4
SEG UNIT
Cobra -1
(Murray Deep)
Tabe
PPL190
Oil
Gas
Lead
Seismic
Fault
Development well
Pipeline
Potential
Rec oil 42 mmbbls
Cue share 4.6 mmbbls
0 5
KILOMETRES

... provides base income

SAMPANG PSC – INDONESIA

Cue Energy Resources Limited



112°30'E
113°00'E
113°30'E
7°00'S
7°30'S
9 200 000mN
700 000mE
750 000mE
N
Java Sea
Madura
Madura Strait
KE Field
Bangkalan
Gresik
Surabaya
Sampang PSC
Sampang
Pamekasan
Sumenep
Lerpak Field
Ketegeneh Field
Sekarkorong Field
Bogomiring Field
Lidah Field
Kruka Field
Kuti Field
Sidoarjo
Wunut Field
Pasuruan
Grati
Probolinggo
Besuki
Persik
Wortel
Pare
Jalar
Paus
Herbras
Raja
Gurita
Ubur-Ubur
Genteng
Puteran
Madura Offshore PSC
Maleo Field
Jeruk
Oyong
BD Field
Dukuh
Enau
Flamboyan
Bakung
Kerawai
28" Diameter Pipeline
0 20
KILOMETRES
MALAYSIA
Sumatra
INDONESIA
Java
Location
LEGEND
3D Seismic Survey
Oil Field
Gas Field
Mundu Play
Kujung Play
Plio-Pleistocene Play
Miocene Sands Play

Source Santos Ltd

Cue Energy Resources Limited

OYONG DEVELOPMENT CONCEPT


Gresik
Madura
Surabaya
Wellhead Structure
Oyong Gas and Oil Field
Oil Storage Tanker
Production Barge
PGN Pipeline
Grati
Trans Java Pipeline
60 km Pipeline
Onshore Gas Receiving Facilities
Probolinggo
Leles
East Java

Source Santos Ltd

... two stage development

Cue Energy Resources Limited

PRODUCTION BARGE SITE PHOTOS




ZONE

OYONG DEVELOPMENT STATUS

Cue Energy Resources Limited


Well Head Deck
Stacked Template Structure (STS)
Conductor Pile
12.5m
10m
Sea Surface
Sea Floor

Source: Santos Ltd

- Platform installed, drilling completed
- Storage tanker on location
- Production barge being commissioned
- Capital costs ~ USD170 million gross
- Cue cost ~ USD25.5 million
- First oil production September 2007, 8-10,000 bopd gross
- 6 million barrels recoverable in mid case
- Gas Sales Agreement signed
- Gas development phase underway
- First gas production end 2008 @ 60 million cfd gross
- 97 billion cubic feet recoverable in mid case

WORTEL GAS DISCOVERY



Wortel
Madura Strait
Limit of Oyong 3D seismic
Wortel 3
Oyong Field (3D detail mapping)
Gas
Gas above oil
Oil
Prospect
Limit of Wortel reservoir
Proposed well
1km
Contour Interval 20 m

RECOVERABLE GAS POTENTIAL (BCF)		
LOW	MID	HIGH
30	90	150

Depth Map

... tie to Oyong

Cue Energy Resources Limited

WORTEL GAS DISCOVERY

- 140 metre gas column above gas/water contact
- Reservoir younger than at Oyong
- 2D seismic infill – December 2007
- Wortel -3 appraisal well – Q1 2008
- Tie to Oyong
- First gas – Q2 2010
- Estimated CAPEX US$95 million
- Cue share US$14 million

Cue Energy Resources Limited

JERUK OIL DISCOVERY



5250
5250
5000
5000
5000
4750
4750
4750
4750
4750
4750
Jeruk-1
Jeruk-2
Jeruk-3
Oil-water contact
Well
Surface Location
Reservoir Penetration
2km

Cue Mapping

Top Kujung Limestone Depth Structure

Cue Energy Resources Limited

JERUK OIL DISCOVERY

- Shallow water ~ 42 metres, deep wells ~ 5000 metres
- Kujung limestone reservoir
- Oil flows from all three wells
- Reduced oil column ~ approximately 145 metres
- Estimated recoverable oil less than 50 mmbbls
- Possible development scenarios being reviewed
- Cue reduced interest for removal of sole risk premium and back costs payment

... being re-evaluated

Cue Energy Resources Limited

NEW ZEALAND

MAARI OIL FIELD


5km
Maari
Maari-1
Moki-1
Maari-2
Moki-2A
PMP 38160
PEP 38413
Manaia
Maui-4
Water depth approx
100m


Auckland
NEW ZEALAND
LEGEND
Oil & Gas Field
Gas condensate Field
CUE Permit
Pipeline- Gas
Pipeline- Oil

OMV (Operator)	69%
Todd	16%
Horizon	10%
Cue	5%


New Plymouth
Kaimiro
Tui area fields
Maui
Kapuni
Kupe South
40km

... upside potential in Maari & Manaia

Cue Energy Resources Limited

MAARI DEVELOPMENT SCHEME



Wellhead Platform
Floating Production Storage Offloading (FPSO)
Production and water injection wells
Subsea Production, Test, Water Injection, and Umbilical
Anchor chains

... development underway

Source OMV New Zealand

Cue
Cue Energy Resources Limited

MAARI OIL DEVELOPMENT


CAPE EGMONT FAULT
ZONE
FAULT
MAARI
MANAIA
KM

- P_{50} oil reserves ~ 50 million barrels
  - Cue share ~ 2.5 million barrels

  (area upside ~ 10-20 mmbbls)
- Capital costs ~ US$505 million gross
  - Cue share ~ US$ 25 million
- Project loan facility US$20 million
- Platform being constructed
- FPSO being modified
- First oil mid 2008, full production early 2009
- ~ 35,000 bopd initial rate
  - Cue share 1,750 bopd

... substantial oil production increase

LOCATION CARNARVON BASIN PERMITS

Cue Energy Resources Limited


LEGEND
Oil Field
Gas Condensate Field
CUE Permit
0
25Km
Cue 100%
WA-389-P
Cue 50%
WA-359-P
Cue 50%
WA-361-P
Cue 50%
WA-360-P
WA-270-P
WA-269-P
WA-287-P
WA-350-P
WA-253
-P R1
Gandara-1
Lacerta-1
Malus-1
Echo/Yodel
Mutineer
Exeter
Hermes
Lambert
Angel
Talisman
Egret
Eaglehawk
Perseus
North
Rankin
Cossack
Wanaea
Legendre
Goodwyn
Rankin
Dockerell
Dixon
Wilcox
Iago
Wheatstone
Pluto
Urania
Geryon
Dionysus
WA-191-P R3
WA-4-L R1
WA-17-L
WA-2-L R1
WA-208-P R2
WA-1-P R5
WA-254-P R2
WA-202-P R2
WA-310-P
WA-312-P
WA-330-P
WA-321-P
WA-323-P
WA-28-P
R6
WA-16-R
W04-9
W03-9
200
20°

... adjacent to large fields

Cue Energy Resources Limited

ASHMORE CARTIER LEASE AUSTRALIA


Western Australia
AC/RL7
Cash-Maple Field
Cue 20%
~200km
~700km
Sunraise-
Troubadour
Evan Shoals
Bayu-Undan
Challis/ Cassini
Crux
Skua
Scott Reef
Ichthys
Brecknock
Darwin
Gas Field
Pipeline
AC/RL7
Scale 200km

... future production potential

BASS BASIN PERMITS
AUSTRALIA

Cue Energy Resources Limited



Rawson Resources
200km² 3D, 2 wells
VICTORIA
TASMANIA
Konkon 1
Seal 1
T/45P
(Rawson Resources)
Toolka 1
Koorkah 1
Tap JV
511km 2D, 506km² 3D
2 wells + 3D
Cormorant 1
King 1
Barramundi 1
Duke Energy International
Tasmanian Gas Pipeline
N
Bass 1
Trefoil 1
Yolla
T/44P
(Origin)
Tilana 1
Bass 2
Yurongi 1
Dondu 1
T/37P
T/RL1
White Ibis 1
Bass 3
Tarook 1
Nangkero 1
T/41P
Poonboon 1
T/38P
Squid 1
Chat 1
T/18P
Origin JV
275km 2D, 235km² 3D 1 well
Pelican 1
Pelican 5
T/39P
T/43P
T/42P
Durroon 1
Spikey Beach Prospect
Tasmanian Devil 1
Smithton
LEGEND
gas pipeline
Oil Field
Gas Condensate Field
CUE Permit (50% interest Operator)
Beach Petroleum farm-in area
AUSTRALIA
Devonport
Tasmania
Launceston
0
25Km

... focus of renewed industry interest

2007/8 ACTIVITY

Cue Energy Resources Limited

Papua New Guinea

- SE Gobe oil production continues
- Barikewa geological survey completed
- Kimu infill seismic completed
- Cobra – 1 (Murray Deep) well
- Appraisal drilling Barikewa, possibly Kimu

Indonesia

- Oyong oil production begins
- Wortel infill 2D seismic
- Wortel appraisal drilling
- Oyong/Wortel gas development
- Exploration drilling
- Jeruk evaluation

New Zealand

- Maari development continues
- Maari platform installed, development drilling
- Maari oil production begins

Australia

- 3D & 2D seismic in exploration blocks

... significant ongoing activity

Cue Energy Resources Limited

SUMMARY

- Balanced portfolio
  - Current oil production
  - Large increase in oil production
  - Gas production beginning
  - Appraisal drilling
  - Exploration drilling
  - Quality exploration acreage
  - Large gas upside

Cue Energy Resources Limited

DISCLAIMER & IMPORTANT NOTICE

Various statements in this document constitute statements relating to intentions, future acts and events. Such statements are generally classified as forward-looking statements and involve known risks, expectations, uncertainties and other important factors that could cause those future acts, events and circumstances to differ from the way or manner in which they are expressly or impliedly portrayed herein.

Some of the more important of these risks, expectations and uncertainties are pricing and production levels from the properties in which the Company has interests, and the extent of the recoverable reserves at those properties. In addition, the Company has a number of exploration permits. Exploration for oil and gas is expensive, speculative and subject to a wide range of risks. Individual investors should consider these matters in light of their personal circumstances (including financial and taxation affairs) and seek professional advice from their accountant, lawyer or other professional adviser as to the suitability for them of an investment in the Company.

END